FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of January 2004

                           HOLMES FINANCING (No 5) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes . . . . . . . No . . .X. . . .

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                            -------------------------------------
                                        Current Period
                            -------------------------------------
                                 Number             (pound)000's
                            -------------------------------------
Brought Forward                      358,117          23,933,471
Replenishment                         11,900             971,490
Repurchased                           (4,704)           (371,506)
Redemptions                          (11,925)           (603,089)
Losses                                   (17)                 (7)
Capitalised Interest                       0               2,630
Other Movements                            0                   0
                            -------------------------------------
Carried Forward                      353,371          23,932,989
                            =====================================





                            -------------------------------------
                                          Cumulative
                            -------------------------------------
                                   Number        (pound)000's
                            -------------------------------------
Brought Forward                      115,191           6,399,214
Replenishment                        663,059          47,778,348
Repurchased                         (187,890)        (13,313,877)
Redemptions                         (236,620)        (16,950,695)
Losses                                  (369)               (756)
Capitalised Interest                       0              20,755
Other Movements                            0                   0
                            -------------------------------------
Carried Forward                      353,371          23,932,989
                            =====================================

                            Period CPR           Annualised CPR
                            ------------------------------------------
  1 Month                              4.07%              59.99% **(including
                            ------------------------------------
  3 Month                             14.01%              70.21% redemptions and
                            ------------------------------------
 12 Month                             63.35%              63.35% repurchases)
                            ------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                          -------------------
Weighted Average Seasoning                             36.72 months
                                          -------------------
Weighted Average Loan size                  (pound)67,727.65
                                          -------------------
Weighted Average LTV                                  75.09% *** (see below)
                                          -------------------
Weighted Average Remaining Term                        18.56 Years
                                          -------------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                  For Period 09 October 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated



                            -------------------------------------
Product Type Analysis           (pound)000's                %
                            -------------------------------------
Variable Rate                      9,175,908              38.34%
Fixed Rate                         4,145,194              17.32%
Tracker Rate                      10,611,887              44.34%
                            -------------------------------------
                                  23,932,989             100.00%
                            =====================================

As at 08 January 2004 approximately 7% of the loans were flexible loans

                            -------------------------------------
Repayment Method Analysis       (pound)000's                %
                            -------------------------------------
Endowment                          6,514,560              27.22%
Interest Only                      2,781,013              11.62%
Repayment                         14,637,416              61.16%
                            -------------------------------------
                                  23,932,989             100.00%
                            =====================================

As at 08 January 2004 approximately 7% of the loans were self-certified

                            -------------------------------------
Loan Purpose Analysis           (pound)000's                %
                            -------------------------------------
Purchase                          21,049,064              87.95%
Remortgage                         2,883,925              12.05%
                            -------------------------------------
                                  23,932,989             100.00%
                            =====================================

Mortgage Standard Variable Rate
                       Effective Date                Rate
                       --------------                ----
                     01 December 2003                5.75%
                       01 August 2003                5.54%
                        01 March 2003                5.79%
                     01 November 2002                5.94%

Geographic Analysis
--------------------------------------------------------------------------------
Region                              Number         (pound)000's           %
--------------------------------------------------------------------------------
East Anglia                           13,799             867,525          3.62%
East Midlands                         18,861           1,091,390          4.56%
Greater London                        59,377           5,199,268         21.72%
North                                 14,822             735,226          3.07%
North West                            40,361           2,141,183          8.95%
Scotland                              22,963           1,225,091          5.12%
South East                            91,130           7,392,754         30.89%
South West                            27,241           1,817,100          7.59%
Wales                                 17,640             889,745          3.72%
West Midlands                         24,194           1,401,160          5.85%
Yorkshire and Humberside              22,148           1,121,527          4.69%
Unknown                                  835              51,020          0.21%
--------------------------------------------------------------------------------
Total                                353,371          23,932,989        100.00%
================================================================================

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated



Original LTV Bands

                            ---------------------------------------------------
Range                            Number         (pound)000's                 %
                            ---------------------------------------------------
0.00 - 25.00                          7,916             325,091          1.36%
25.01 - 50.00                        46,928           2,637,645         11.02%
50.01 - 75.00                       108,132           7,872,641         32.89%
75.01 - 80.00                        19,471           1,456,175          6.08%
80.01 - 85.00                        24,771           1,919,250          8.02%
85.01 - 90.00                        50,709           3,964,178         16.56%
90.01 - 95.00                        95,444           5,758,009         24.06%
                            ---------------------------------------------------
Total                               353,371          23,932,989        100.00%
                            ===================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


Arrears
                         -------------------------------------------------------
Band                       Number          Principal        Overdue         %
                         -------------------------------------------------------
Current                      342,828       23,280,896        (4,546)      97.29%
1.00 - 1.99 months             6,832          423,769         3,415        1.77%
2.00 - 2.99 months             1,706          101,421         1,531        0.42%
3.00 - 3.99 months               794           49,735         1,061        0.21%
4.00 - 4.99 months               411           25,139           684        0.11%
5.00 - 5.99 months               250           14,489           494        0.06%
6.00 -11.99 months               425           26,265         1,250        0.11%
12 months and over                53            3,391           305        0.01%
Properties in Possession          72            3,415           275        0.01%
                         -------------------------------------------------------
Total                        353,371       23,928,520         4,469      100.00%
                         =======================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated

Movement in Shares of Trust
                                     ------------------------------------------
                                               Funding                 Seller
                                     ------------------------------------------
                                             (pound)000's          (pound)000's
                                     ------------------------------------------
Balance Brought Forward                         13,364,673          10,568,798
Replenishment of Assets                                  0             971,490
Acquisition by Funding                                   0                   0
Distribution of Principal Receipts                       0            (974,595)
Allocation of Losses                                    (4)                 (3)
Share of Capitalised Interest                        1,469               1,161
Payment Re Capitalised Interest                     (1,469)               1,469
                                     ------------------------------------------
Balance Carried Forward                         13,364,669           10,568,320
                                     ==========================================

                                     ------------------------------------------
Carried Forward Percentage                       55.84204%            44.15796%
                                     ==========================================

                                     ------------------------------------------
Minimum Seller Share                               957,320                4.00%
                                     ------------------------------------------

Cash Accumulation Ledger
                                     ----------------------
                                             (pound)000's
                                     ----------------------
Brought Forward                                    695,364
                                     ----------------------
Additional Amounts Accumulated                           4
Payment of Notes                                         0
                                     ----------------------
Carried Forward                                    695,368
                                     ======================

                                     ----------------------
Target Balance                                     695,317  payable on 15th
                                     ---------------------- January 2004

                                     ------------------------------------------
Liquidity Facilities                     Drawn(pound)000's          Undrawn
--------------------                                             (pound)000's
                                     ------------------------------------------
Holmes Funding                                    (pound)0       (pound)25,000
                                     ------------------------------------------
Holmes Financing 1                                (pound)0       (pound)25,000
                                     ------------------------------------------
Holmes Financing 2                                (pound)0       (pound)25,000
                                     ------------------------------------------
Holmes Financing 3                                (pound)0       (pound)25,000
                                     ------------------------------------------
Holmes Financing 4                                (pound)0       (pound)25,000
                                     ------------------------------------------
Holmes Financing 5                                (pound)0       (pound)25,000
                                     ------------------------------------------
Holmes Financing 6                                (pound)0       (pound)25,000
                                     ------------------------------------------

Excess Spread
                                     ----------------------
Quarter to 15/10/03                                0.4766%
                                     ----------------------
Quarter to 15/07/03                                0.4620%
                                     ----------------------
Quarter to 15/04/03                                0.6113%
                                     ----------------------
Quarter to 15/01/03                                0.5960%
                                     ----------------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated

                                     ------------------------------------------
Reserve Funds                            First Reserve       Second Reserve
-------------
                                     ------------------------------------------
Balance as at 15/10/2003             (pound)238,731,086.30 (pound)56,890,739.99
                                     ------------------------------------------
Required Amount as at 15/10/2003     (pound)350,000,000.00 (pound)153,217,750.00
                                     ------------------------------------------
Percentage of Notes                                  1.78%                 0.42%
                                     ------------------------------------------

Properties in Possession

Stock
                                     ------------------------------------------
                                                      Current Period
                                     ------------------------------------------
                                                 Number             (pound)000's
                                     ------------------------------------------
Brought Forward                                         85               4,123
                                     ------------------------------------------
Repossessed in Period                                   11               1,222
                                     ------------------------------------------
Sold in Period                                         (24)             (1,655)
                                     ------------------------------------------
Carried Forward                                         72               3,690
                                     ==========================================

                                     ------------------------------------------
                                                      Cumulative
                                     ------------------------------------------
                                                 Number             (pound)000's
                                     ------------------------------------------
Repossessed to date                                    458              24,924
Sold to date                                          (386)            (21,234)
                                     ------------------------------------------
Carried Forward                                         72               3,690
                                     ==========================================

Repossession Sales Information
                                     ----------------------
Average time Possession to Sale                         79 Days
                                     ----------------------
Average arrears at time of Sale               (pound)3,248
                                     ----------------------

MIG Claim Status
                                     ------------------------------------------
                                                 Number             (pound)000's
                                     ------------------------------------------
MIG Claims made                                        184               1,338
                                     ------------------------------------------
MIG Claims outstanding                                   7                  34
                                     ------------------------------------------

                                     ----------------------
Average time claim to payment                           35
                                     ----------------------

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes


----------------------------------------------------------------------------------------------------------------------------------
       Date Retired        Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6      Holmes 7
----------------------------------------------------------------------------------------------------------------------------------
               02Q3               -               703             -               -               352             -             -

               02Q4               -               -               -               -               352             -             -

               03Q1               -               -               750             -               -               -             -

               03Q2               -               -               -               -               -               -             -

               03Q3               600             -               -               -               -               481           -

               03Q4               -               176             -               191             -               481           -

----------------------------------------------------------------------------------------------------------------------------------


Outstanding Class A Notes

----------------------------------------------------------------------------------------------------------------------------------
Expected Redemption        Holmes 1        Holmes 2        Holmes 3        Holmes 4        Holmes 5        Holmes 6      Holmes 7
----------------------------------------------------------------------------------------------------------------------------------
               03Q4               -               -               -               -               -               -             -

               04Q1               -               176             -               191             -               -             241

               04Q2               -               176             -               191             -               -             241

               04Q3               -               176             -               191             -               -             -

               04Q4               -               -               -               -               698             -             -

               05Q1               -               -               750             -               -               -             -

               05Q2               -               -               -               -               -               801           -

               05Q3               650             -               -               -               -               -             -

               05Q4               -               125             -               -               -               -             -

               06Q1               -               125             -               -               -               -             803

               06Q2               -               125             -               -               -               -             -

               06Q3               -               125             500             1,340           -               -             -

               06Q4               -               -               -               350             875             -             -

               07Q1               -               -               -               -               -               -             161

               07Q2               -               -               -               -               -               634           161

               07Q3               575             -               -               -               -               -             -

               07Q4               -               300             -               -               -               770           -

               08Q1               -               -               -               -               -               -             -

               08Q2               -               -               -               -               -               500           592

               08Q3               -               -               -               -               -               -             -

               08Q4               -               -               -               -               -               -             -

               09Q1               -               -               -               -               -               -             -

               09Q2               -               -               -               -               -               -             -

               09Q3               -               -               -               -               -               -             -

               09Q4               -               -               -               -               -               -             -

               10Q1               -               -               -               -               -               -             -

               10Q2               -               -               -               -               -               -             -

               10Q3               250             -               -               -               -               -             -

               10Q4               -               -               -               -               -               -             -

----------------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 5 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 December 2003 to 08 January 2004

All values are in thousands of pounds sterling unless otherwise stated

                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HOLMES FINANCING (No 5) PLC




         Dated: 20 January 2004                       By /s/ Natalie Weedon
                                                      (Authorised Signatory)